Exhibit 99.2

LETTER OF TRANSMITTAL

WITH RESPECT TO THE COMMON SHARES OF

SUNDIAL GROWERS INC.

THIS LETTER OF TRANSMITTAL IS FOR USE BY REGISTERED HOLDERS OF COMMON SHARES

OF SUNDIAL GROWERS INC. IN CONNECTION WITH THE SHARE CONSOLIDATION

This letter of transmittal (the “Letter of Transmittal”) is for use by registered holders (“Sundial Shareholders”) of common shares (the “Common Shares”) of Sundial Growers Inc. (“Sundial” or the “Corporation”) for the purpose of the Share Consolidation referenced in the Notice of Annual and Special Meeting of Shareholders and information circular (the “Circular”) of Sundial dated June 21, 2022, prepared in connection with the annual and special meeting of Sundial Shareholders to be held July 21, 2022, including the appendices attached thereto and are available under Sundial’s profile on SEDAR at www.sedar.com and on Sundial’s EDGAR profile at www.sec.gov/edgar. Capitalized terms used and not otherwise defined herein have the respective meanings ascribed thereto in the Circular.

The Share Consolidation was approved by the board of directors of Sundial and, when approved by the shareholders of Sundial at the Meeting and, when the Board determines that the Share Consolidation is in the best interests of the Corporation, Sundial will make the necessary filings to give effect to the Share Consolidation.

In order to receive Post-Consolidation Shares to which a Sundial Shareholder is entitled pursuant to the Share Consolidation, on the basis of not more than one (1) Post-Consolidation Share for every 25 pre-consolidation Common Shares and not less than one (1) Post-Consolidation Share for every 10 pre-consolidation Common Shares, each Sundial Shareholder must forward by personal delivery or by registered mail a properly completed Letter of Transmittal accompanied by the share certificate(s) representing their existing Common Shares, if applicable, to Odyssey Trust Company (the “Transfer Agent”). Where existing Common Shares are held in the Direct Registration System (“DRS”), a copy of the Sundial Shareholder’s last DRS Transaction Statement is not required, but preferred.

The instructions accompanying this Letter of Transmittal specify certain signature guarantees and additional documents that Sundial Shareholders may be required to provide with this Letter of Transmittal. Sundial Shareholders may, upon request, be required to execute any additional documents deemed by the Transfer Agent, at their discretion, to be reasonably necessary or desirable to complete the deposit and cancellation of their existing Common Shares in exchange for the applicable Post-Consolidation Shares. It is recommended that Sundial Shareholders complete, sign and return this Letter of Transmittal, with any accompanying certificate(s) representing their existing Common Shares, if applicable, to the Transfer Agent as soon as practicable following receipt of such Letter of Transmittal.

UNTIL SURRENDERED, EACH CERTIFICATE OR DRS POSITION WHICH IMMEDIATELY PRIOR TO THE EFFECTIVE TIME OF THE SHARE CONSOLIDATION REPRESENTED PRE-CONSOLIDATION COMMON SHARES WILL BE DEEMED, AT ANY TIME AFTER THE EFFECTIVE TIME OF THE CONSOLIDATION, TO REPRESENT THE NUMBER OF WHOLE POST-CONSOLIDATION SHARES TO WHICH SUCH SUNDIAL SHAREHOLDER IS ENTITLED AS A RESULT OF THE SHARE CONSOLIDATION.

THIS LETTER OF TRANSMITTAL IS FOR USE BY REGISTERED SUNDIAL SHAREHOLDERS ONLY AND IS NOT TO BE USED BY BENEFICIAL (NON-REGISTERED) HOLDERS OF COMMON SHARES (“BENEFICIAL HOLDERS”). BENEFICIAL HOLDERS DO NOT HAVE COMMON SHARES REGISTERED IN THEIR NAME, BUT HOLD THEIR COMMON SHARES THROUGH AN INTERMEDIARY, WHICH INCLUDE, AMONG OTHERS, BANKS, TRUST COMPANIES, SECURITIES DEALERS, BROKERS OR FINANCIAL ADVISORS (EACH AN “INTERMEDIARY”). IF YOU ARE A BENEFICIAL SHAREHOLDER, YOU SHOULD CONTACT YOUR INTERMEDIARY FOR INSTRUCTIONS AND ASSISTANCE IN DEPOSITING YOUR COMMON SHARES.

No fractional Post-Consolidation Shares will be issued, and no cash consideration will be paid in lieu thereof, in connection with the Share Consolidation. If, as a result of the Share Consolidation, a Sundial Shareholder would otherwise become entitled to a fractional Post-Consolidation Share, such fraction will be rounded down to the nearest whole number and each Sundial Shareholder who would otherwise have been entitled to receive a fractional Post-Consolidation Share will have no further interest in Sundial with respect to its fractional Post-Consolidation Shares.

YOU ARE STRONGLY ENCOURAGED TO READ THE ACCOMPANYING CIRCULAR, INCLUDING THE APPENDICES ATTACHED THERETO, BEFORE COMPLETING THIS LETTER OF TRANSMITTAL.

DIRECTION

TO:	ODYSSEY TRUST COMPANY, AS TRANSFER AGENT
AND TO:	SUNDIAL GROWERS INC. (THE “CORPORATION”)

The undersigned acknowledges that Sundial Growers Inc. may change its name to “SNDL Inc.” following the Meeting and in connection with the Share Consolidation, the undersigned hereby irrevocably deposits with the Transfer Agent the enclosed certificate(s) representing Common Shares, details of which are as follows:

DRS Holder Account Number(s) or Certificate Number(s)	Name(s) and Address(es) of Registered Holder(s)	Number of Common Shares Represented by DRS Statement(s) or Certificate(s)

☐ Some or all of my Common Share certificate(s) have been lost, stolen or destroyed. Please review paragraph 5 of the Instructions for the procedure to replace lost, stolen or destroyed certificate(s). (Check box only if applicable).

It is understood that, upon receipt of the DRS statement(s) or certificate(s) described above representing the Common Shares deposited herewith (the “Deposited Shares”), this Letter of Transmittal, duly completed and signed, and all other required documents, if any, the Transfer Agent will deliver DRS Statements or certificate(s) representing the Post-Consolidation Shares that the undersigned is entitled to receive under the Share Consolidation or hold such Post-Consolidation Shares for pick-up in accordance with the instructions set out below, and the certificate(s) representing the Deposited Shares will forthwith be cancelled.

The undersigned Sundial Shareholder hereby represents, warrants, covenants, acknowledges and agrees in favour of the Corporation that: (i) the undersigned is the registered holder of the Deposited Shares; (ii) such Deposited Shares are owned by the undersigned free and clear of all liens, charges, and encumbrances; (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and to deposit and deliver the Deposited Shares for cancellation and exchange for Post-Consolidation Shares pursuant to the Share Consolidation and that none of the Corporation, or any successor thereto will be subject to any adverse claim in respect of the deposit of such Deposited Shares; (iv) the surrender of the Deposited Shares complies with all applicable laws; (v) all information inserted by the undersigned into this Letter of Transmittal is complete, true and accurate; (vi) the undersigned irrevocably constitutes and appoints the Transfer Agent, each officer and director of the Corporation and any other person designated by the Corporation in writing, the true and lawful agent, attorney and attorney-in-fact of the undersigned with respect to the Deposited Shares and any distributions on such securities with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable) in the name of and on behalf of the undersigned, to register or record the cancellation and exchange of such Deposited Shares for Post-Consolidation Shares; and (vii) the issuance and delivery of the appropriate number of Post-Consolidation Shares in accordance with the instructions set out below and the information contained in the Circular will completely discharge any and all obligations of the Corporation and the Transfer Agent with respect to the matters contemplated by this Letter of Transmittal. These representations, warranties, covenants, acknowledgements and agreements shall survive the completion of the Share Consolidation.

The instructions accompanying this Letter of Transmittal specify certain signature guarantees and additional documents that the undersigned may be required to provide with this Letter of Transmittal. Additionally, the undersigned may, upon request, be required to execute any additional documents deemed by the Transfer Agent or the Corporation in their discretion to be reasonably necessary or desirable to complete the deposit and cancellation of the Deposited Shares in exchange for the applicable Post-Consolidation Shares contemplated by this Letter of Transmittal. The undersigned hereby acknowledges that the delivery of the Deposited Shares shall be effected and the risk of loss of such Deposited Shares shall pass only upon proper receipt thereof by the Transfer Agent.

Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, legal representatives, successors and assigns of the undersigned.

The undersigned instructs the Corporation and the Transfer Agent to, upon receipt of a properly completed and signed Letter of Transmittal, the applicable Common Share certificate(s), if any, and all other required documentation, if any, issue or cause to be issued DRS Statements or certificate(s) representing the Post-Consolidation Shares to which the undersigned is entitled pursuant to the Share Consolidation and mail such DRS Statements or certificate(s) by first-class insured mail, postage prepaid, or hold such DRS Statements or certificate(s) for pick-up, all in accordance with the instructions set out below. If a certificate representing Deposited Shares has any restrictive legends on the back thereof, the new DRS Statement or share certificate will be issued with the same restrictive legends, if any.

It is understood that the undersigned will not receive the Post-Consolidation Shares in respect of the Deposited Shares until the certificate(s) or a copy of the DRS statement representing the Deposited Shares owned by the undersigned are received by the Transfer Agent at the address set forth on the back of this Letter of Transmittal, together with a duly completed and signed Letter of Transmittal and all other required documents, if any, and until the same are processed by the Transfer Agent.

The undersigned authorizes and directs the Transfer Agent to issue a DRS Transaction Statement representing Post-Consolidation Shares to which the undersigned is entitled as indicated below and to mail such DRS Statement to the address indicated below or, if no instructions are given, in the name and to the address if any, of the undersigned as appears on the share register maintained by the Transfer Agent.

A. ISSUANCE OF POST-CONSOLIDATION SHARES

DRS Transaction Statement representing Post-Consolidation Shares is to be registered as follows:

Name: ____________________________________

Address: __________________________________

__________________________________________

Postal (Zip) Code: ___________________________

☐ Please issue a physical share certificate instead of a DRS Transaction Statement

B. DELIVERY	C. SIGNATURE GUARANTEE

☐ Mail or make available for delivery a DRS Transaction Statement or certificate representing Post-Consolidation Shares as follows:	IMPORTANT: This box must be completed fully if the name in which any Post-Consolidation Shares is to be issued differs from the name of the registered holder appearing on the existing Common Share certificate(s). (See instruction 3)
Name:_________________________________

Address:_______________________________	Date:____________________________________

_______________________________________	Signature:________________________________

Postal (Zip) Code:________________________	Name:___________________________________

☐ Make available for pick-up at the office of the	Address:__________________________________
Transfer Agent, against a counter receipt, by:	_________________________________________

Name:_______________________________	Postal (Zip) Code:__________________________

Address:_______________________________	Signature Guaranteed by:

_______________________________________

☐ Deliver DRS Transaction Statement by email to
the following address:

_______________________________ [1]	_________________________________________

IMPORTANT: THIS LETTER OF TRANSMITTAL MUST BE DATED AND SIGNED

Dated:

Signature(s) of Registered Shareholder(s)

Name of Shareholder

Name of authorized representative, if applicable

[1]	By providing their email address, the undersigned consents to electronic delivery by the Transfer Agent.

INSTRUCTIONS

1.	Use of Letter of Transmittal

(a)

Unless defined in this Letter of Transmittal, capitalized terms have the meaning ascribed thereto in the Circular. Sundial Shareholders should refer to the Circular for particulars of the Share Consolidation.

(b)

Each Sundial Shareholder holding certificate(s) or DRS position(s) representing Common Shares must send or deliver this Letter of Transmittal duly completed and signed together with the share certificate(s) described herein to the Transfer Agent at the office listed herein. The method of delivery to the Transfer Agent is at the option and risk of the Sundial Shareholder. It is recommended that such documents be delivered by hand to the Transfer Agent and a receipt obtained. If mail is used, courier or registered mail, properly insured with acknowledgement of receipt requested, is suggested. Delivery will be effected only when documents are actually received by the Transfer Agent at the office set out below.

(c)

Sundial shareholders whose Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for instructions and assistance in depositing those Common Shares.

(d)

All questions as to the validity, form and acceptance of any Common Shares will be determined by the Corporation in its absolute discretion and such determination shall be final and binding. The Corporation reserves the right if it so elects in its absolute discretion to instruct the Transfer Agent to waive any defect or irregularity contained in any Letter of Transmittal and/or any accompanying documents received by it.

2.	Signatures

(a)

If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s) representing Common Shares, such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed.

(b)	If any of the Deposited Shares are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(c)

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s) representing Common Shares, or if a certificate(s) representing Post-Consolidation Shares is to be issued to a person other than the registered owner(s), the registered Sundial Shareholder must fill in Part C as well as Parts A and B of this Letter of Transmittal and:

(i)	such deposited certificate(s) must be endorsed or be accompanied by appropriate share transfer power(s) of attorney duly and properly completed by the registered owner(s); and

(ii)

the signature(s) on such endorsement or share transfer power(s) of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 3 below.

3.	Guarantee of Signatures

(a)

No signature guarantee is required on this Letter of Transmittal if it is signed by the registered holder(s) of the Common Shares deposited therewith, unless this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s) representing

Common Shares, or if a certificate(s) representing Post-Consolidation Shares is to be issued to a person other than the registered owner(s).

(b)

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Common Shares, or if the Share Consolidation is not completed and the accompanying certificate(s) are to be returned to a person other than such registered owner(s), or sent to an address other than the address of the registered owner(s) as shown on the registers of the Transfer Agent, or if the Post-Consolidation Shares are to be issued in a name other than the registered owner(s), such signature must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Transfer Agent (except that no guarantee is required if the signature is that of an Eligible Institution). See also Instruction 2.

An “Eligible Institution” means a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and/or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States. A signature guarantee will also be accepted from a Canadian Schedule 1 chartered bank that is not participating in a Medallion Signature Guarantee Program and makes available its list of authorized signing officers to the Transfer Agent. Currently signature guarantees are accepted from Bank of Nova Scotia, Royal Bank of Canada and TD Bank.

4.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed on behalf of a corporation, partnership or association or by an agent, executor, administrator, trustee, guardian or any person acting in a representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of their proof of appointment and authority to act. The Corporation and the Transfer Agent may, at their discretion, require additional evidence of appointment or authority or additional documentation.

5.	Lost Certificates

If a share certificate has been lost or destroyed, this Letter of Transmittal must be completed as fully as possible and forwarded to the Transfer Agent together with a letter stating the loss. The Transfer Agent will respond with the replacement requirements, which must be properly completed and returned prior to effecting the exchange.

6.	Privacy Notice

As Transfer Agent, Odyssey Trust Company takes your privacy seriously. In the course of providing these services, we receive non-public, personal information about you. We receive this information through transactions we perform for you and through other communications with you. We may also receive information about you by virtue of your transactions with affiliates of Odyssey Trust Company or other parties. This information may include your name, social insurance number, stock/unit ownership information and other financial information. With respect to both to current and former securityholders, Odyssey Trust Company does not share non-public personal information with any non-affiliated third party except as necessary to process a transaction, service your account or as permitted by law. Our affiliates and outside service providers with whom we share information are legally bound not to disclose the information in any manner, unless permitted by law or other governmental process. We strive to restrict access to your personal information to those employees who need to know the information to provide our services to you, and we maintain physical, electronic and procedural safeguards to protect your personal information. Odyssey Trust Company realizes that you entrust us with confidential personal and financial information and we take that trust very seriously. By providing your personal information to us and signing this form, we will assume, unless we hear from you to the contrary, that you have consented and are consenting to this use and disclosure. A complete copy of our Privacy Policy may be accessed at www.odysseytrust.com or you may request a copy in writing to 350 – 409 Granville St., Vancouver, BC, V6C 1T2.

7.	Miscellaneous

Additional copies of this Letter of Transmittal may be obtained from the Transfer Agent at the office listed below. Any questions should be directed to the Transfer Agent by e-mail to corp.actions@odysseytrust.com.

By Mail, Hand or Courier:	702 – 67 Yonge Street Toronto, ON, M5E 1J8

Attention: Corporate Actions

You may also contact your broker, investment dealer, commercial bank, trust company manager, bank manager, lawyer or other professional advisor for assistance concerning the completion of this Letter of Transmittal.

The Transfer Agent is:

Odyssey Trust Company

Deliver by Registered Mail, Mail, Hand or Courier to:

Odyssey Trust Company

702-67 Yonge Street

Toronto, ON M5E 1J8

Attention: Corporate Actions

Inquiries:

Telephone: (587) 885-0960

E-Mail: corp.actions@odysseytrust.com

Any questions and requests for assistance may be directed by Sundial Shareholders to the

Transfer Agent at the telephone number, e-mail and location set out above.